FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2014

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☒             Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐             No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated April 28, 2014;

PRESS RELEASE

For immediate release

Robert Dépatie announces retirement for health reasons

Pierre Dion becomes President and CEO of Quebecor and Quebecor Media

Montréal, April 28, 2014 – Robert Dépatie announced today his decision to retire for health reasons and to resign as President and CEO of Quebecor and Quebecor Media, CEO of Videotron and director of Quebecor and Quebecor Media. In accordance with the succession plan established under the Corporation’s governance rules, the Boards of Directors of Quebecor and Quebecor Media have announced the appointment of Pierre Dion as President and CEO of Quebecor and Quebecor Media, effective immediately. Robert Dépatie will provide Mr. Dion with his full support and oversee the transition until May 30, 2014.

Pierre Dion has been a member of Quebecor Media’s Executive Committee since 2004 and has been involved in all of the Corporation’s strategic decisions over the past 10 years, including the introduction of Videotron’s mobile service. He is recognized as a leading Canadian media industry expert and was one of the main architects of the content convergence strategy across all distribution platforms designed to fully leverage our telecommunications assets.

“I wish to express the Board’s full confidence in Pierre Dion, a highly talented and experienced manager,” said the Right Honourable Brian Mulroney, Vice-Chairman of the Board of Quebecor and Quebecor Media. “He possesses in-depth knowledge of the industries in which we operate and will be able to continue implementation of our business plan, to the benefit of our shareholders. I would like to thank Robert, who has been instrumental in the Corporation’s success for 13 years, and I wish him every happiness with his family, with whom he wishes to spend more time under the circumstances.”

“It is with deep regret that I announce my retirement after 13 wonderful years with Videotron and Quebecor,” said Robert Dépatie. “I am very proud to have worked at one of the flagships of Québec Inc. and I thank all the management teams and all the employees I had the pleasure of working with. They all contributed to the Corporation’s growth. In Pierre Dion, Quebecor has an exceptional manager and I have no doubt that he will lead the Corporation to new heights.”

Pierre Dion stated: “I am very familiar with Quebecor’s business plan, the issues we face and the challenges and opportunities in each of our lines of business. I have been a member of the Corporation’s Executive Committee for 10 years and it will be a privilege to lead such a seasoned and experienced team. I wish Robert a happy retirement with his wife Christiane, his daughter Kim and his beloved granddaughter Mila.”

Until the Board of Directors of TVA Group names a replacement, Pierre Dion will continue to serve as acting President and CEO of TVA Group.

About Pierre Dion

Pierre Dion joined TVA Group in 2004 as Executive Vice President and Chief Operating Officer. In January 2005, he was appointed President and CEO. Pierre has been a member of Quebecor Media’s Executive Committee since September 2004. Under his leadership, TVA strengthened its position as the Québec market leader. He also spearheaded TVA Group’s expansion strategy, which included the creation of eight specialty channels and helped keep TVA Group No. 1 in Québec’s television industry. It was under Pierre Dion’s leadership that the TVA Sports channel was launched in September 2011. After only three years, TVA Sports has already signed long-term agreements with leading sport properties including the National Football League (NFL), Major League Baseball (MLB), and an historic 12-year agreement with the National Hockey League (NHL) that makes TVA Sports the NHL’s official French-language broadcaster in Canada. Previously, Pierre Dion held various management positions with Videotron from 1990 to 1996 and then served as President and CEO of a major Canadian publisher.

Pierre graduated from Bishop’s University in Lennoxville with a BBA in 1988 and completed the Executive Business Program at Queen’s University in Kingston, Ontario in 1999. He is actively involved in the community and has served as Chairman of the Board of Directors of the Canadian Marketing Association, Chairman of the Board of Governors of the Jeune Chambre de commerce de Montréal and honorary president of Moisson Montréal. He has received many honours from his peers, including Personality of the Year in 2001 from the Québec Direct Marketing Association and the Direct Marketing Association of Toronto, as well as Bishop’s University’s Award of Merit in 2003. Pierre Dion has been co-president of honour of the Children’s Wish Foundation since 2005.

About Quebecor Media

Quebecor, a Canadian telecommunications, entertainment and news media leader, is one of the best-performing integrated communications companies in the industry. Driven by their determination to deliver the best possible customer experience, all of Quebecor’s subsidiaries and brands are differentiated by their high-quality, multiplatform, convergent products and services.

Quebecor (TSX: QBR.A, QBR.B) is firmly based in Québec. It holds a 75.36% interest in Quebecor Media, which employs nearly 16,000 people in Canada.

A family business founded in 1950, Quebecor is strongly committed to the community. Every year, it actively supports people working with more than 400 organizations in the vital fields of culture, health, education, the environment and entrepreneurship.

Visit our website: www.quebecor.com

Follow us on Twitter: twitter.com/QuebecorMedia

Information:

Martin Tremblay

Vice President, Public Affairs

Quebecor Media

514-380-1985

martin.tremblay@quebecor.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By:	/s/ Claudine Tremblay
Claudine Tremblay Vice-President and Secretary

Date: April 30, 2014